SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IMAGEX, INC.
(Name of subject company (issuer))

KINKO'S WASHINGTON, INC.
a wholly owned subsidiary of
 KINKO'S, INC.
(Names of filing persons (offerors))

Class A Common Stock, $.01 par value per share
(Title of class of securities)

45244D102
(CUSIP number)

Frederic C. Liskow
General Counsel
Kinko's, Inc.
Dallas, Texas 75240
(214) 550-7136
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Don J. McDermett, Jr.
Baker Botts L.L.P.
2001 Ross Avenue, Suite 700
Dallas, Texas 75201
(214) 953-6500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
		Amount Previously Paid:	Filing Party:
		Form or Registration No.:	Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐